HIVE BLOCKCHAIN TECHNOLOGIES LTD.

August 31, 2020

HIVE Blockchain Increases Next Generation Bitcoin Mining Power at Green

Energy-Powered Operation in Quebec; Announces Updated Timing for

Filing of Financial Statements

Vancouver, Canada – HIVE Blockchain Technologies Ltd. (TSX.V:HIVE) (OTCQX:HVBTF) (FSE: HBF) (the “Company” or “HIVE”) is pleased to announce that it has installed 1,000 MicroBT WhatsMiner M30S miners with an aggregate operating hashpower of 93 Petahash per second (PH/s) as it continues to scale up next generation mining power at its green energy-powered bitcoin mining operation in Quebec. The Company also announces that it expects to file its audited financial statements, related management discussion and analysis and certifications of financial statements for the fiscal year ended March 31, 2020 on or about September 10, 2020 rather than the scheduled due date of July 29, 2020, as it relies on the Canadian regulatory pronouncement due to the COVID-19 global pandemic that all public companies are provided a 45-day extension period.

New Miners

Following the installation of the 1,000 MicroBT WhatsMiner M30S miners, HIVE‘s aggregate operating hash rate specifically from next generation mining equipment at its Quebec facility is now approximately 217 PH/s, utilizing approximately 9.1 megawatts (MW) power, equating to approximately 23.8 PH/MW of power, which HIVE believes is one of the most energy efficient bitcoin mining operations in Canada.

The new equipment consists of 600 M30S 90 terahashes per second (TH/s) units, 300 M30S 88 TH/s units, and 100 M30S 86 TH/s units. The cost is approximately $1,935 per unit, or just under $2M. The equipment will initially be hosted by HIVE on behalf of an institutional client. However, it is anticipated that HIVE will enter into a subsequent financing agreement with this client in which HIVE will assume ownership of the equipment with payment made through cash on hand and through a loan provided by this client and secured against the miners.

As previously announced last month, HIVE also ordered 200 additional Bitmain Antminer S17e miners, with an aggregate operating hashpower of 12 PH/s. With the production and delivery delays that are being experienced at Bitmain, the timing of the delivery and installation of this new mining equipment is uncertain.

Financial Statements

As previously announced, due to circumstances created by the COVID-19 global pandemic, the Company is relying on the 45-day extension period for the filing of its financial statements and related materials provided to issuers by Canadian regulators, as enacted in Instrument 51-517 - Temporary Exemption from Certain Corporate Finance Requirements with Deadlines during the Period from June 2 to August 31, 2020 by the British Columbia Securities Commission ("BCSC") ("BC Instrument 51-517").

As required by BC Instrument 51-517, the Company discloses the following:

The Company now expects to file its audited financial statements, related management discussion and analysis and certifications of financial statements for the fiscal year ended March 31, 2020 on or about September 10, 2020 and the quarterly report for the first quarter ended June 30, 2020 along with the related management discussion and analysis on or about October 13, 2020.

In the interim, the Company's management and other insiders are subject to a trading black-out policy that reflects the principles in Section 9 of National Policy 11-207 - Failure-to-File Cease Trade Orders.

The Company confirms that since the filing of its financial statements and related management discussion and analysis for the period ended December 31st, 2019, there have been no material business developments other than those disclosed through news releases.

HIVE Shares Sales by Cryptologic Corp.

The Company’s management has been made aware of the recent divestiture of HIVE common shares held by Cryptologic Corp. pursuant to an orderly sales process outlined in the agreement. Cryptologic had received 15 million HIVE shares in April 2020 as part of the purchase price for HIVE’s acquisition of Cryptologic’s 30-MW capacity bitcoin mining operation in Quebec. The shares were subject to a four-month lock-up agreement, which has now expired.

About HIVE Blockchain Technologies Ltd.

HIVE Blockchain Technologies Ltd. is a growth oriented, TSX.V-listed company building a bridge from the blockchain sector to traditional capital markets. HIVE owns state-of-the-art digital currency mining facilities in Canada, Sweden, and Iceland which produce newly minted digital currencies like Bitcoin and Ethereum continuously. Our deployments provide shareholders with exposure to the operating margins of digital currency mining as well as a growing portfolio of crypto-coins.

For more information and to register to HIVE’s mailing list, please visit www.HIVEblockchain.com. Follow

@HIVEblockchain on Twitter and subscribe to HIVE’s YouTube channel.

On Behalf of HIVE Blockchain Technologies Ltd.

“Frank Holmes”

Interim Executive Chairman

Investor Relations:

Frank Holmes

Tel: (604) 664-1078

info@hiveblockchain.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Forward-Looking Information

Except for the statements of historical fact, this news release contains “forward-looking information” within the meaning of the applicable Canadian securities legislation that is based on expectations, estimates and projections as at the date of this news release. The information in this news release that is forward-looking information, include: statements about anticipated financing arrangements for the 1,000 MicroBT WhatsMiner M30S miners; scaling up next generation mining power at the Company’s green energy- powered bitcoin mining operation in Quebec; estimates of operating hash rate from next generation mining equipment at the Company’s Quebec facility; increase of mining efficiency; timing of delivery and installation of 200 additional Bitmain Antminer S17e miners previously ordered; information about Cryptologic and the sale of the Company’s shares; positive gross mining margins post the recent halving of Bitcoin rewards; the anticipated filing date for the Company’s annual and interim financial statements, MD&A and related filings; and the intentions, plans and future actions of the Company. This forward-looking information is based on reasonable assumptions and estimates of management of the Company at the time it was made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such factors include, among others: delivery and installation of ordered miners may not occur as currently anticipated, or at all; increase in power usage efficiency and lower operating costs may not occur as currently anticipated, or at all; the Company may never realize more efficient operations, a lower cost structure, or greater flexibility in operation; the Company may not file its annual and interim financial statements, MD&A and related filings in the timeframe contemplated; and other related risks as more fully set out in the Company’s continuous disclosure record filed at www.sedar.com. The Company has also assumed that no significant events occur outside of the Company’s normal course of business. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward- looking information. The Company undertakes no obligation to revise or update any forward-looking information other than as required by law.